                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
              For the Plan year ended November 30, 1995


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan at November 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 24, 1996

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN

             Statement of Net Assets Available for Benefits With Fund Information

                                      November 30, 1995
                                                                           UTC                      Funds
                                            Income Fund  Equity Fund   Stock Fund  Global Fund    Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at cost
   plus accrued interest                    $4,998,745   $        -   $        -   $        -   $4,998,745
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                            -    1,300,533            -          543    1,301,076
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income  Index
   Fund, at market                                   -            -            -          445          445
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                  -            -            -          509          509
  United Technologies Corporation Common
   Stock, at market                                  -            -          862            -          862
  Temporary investments, at cost plus
   accrued interest                                189           11            -            4          204
      Total Investments                      4,998,934    1,300,544          862        1,501    6,301,841

 Contributions and fund transfers
  receivable                                   340,555      121,375           56            -      461,986
      Total Assets                           5,339,489    1,421,919          918        1,501    6,763,827

Less - Liabilities:
 Contributions and fund transfers payable       55,918       18,422            -           80       74,420
      Total Liabilities                         55,918       18,422            -           80       74,420

Net Assets Available for Benefits           $5,283,571   $1,403,497   $      918   $    1,421   $6,689,407

Units of participation                       1,001,224      111,709          122          782

Unit value                                  $     5.28   $    12.56   $     7.54   $     1.82


                       (See accompanying Notes to Financial Statements)

                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

 Statement of Net Assets Available for Benefits With Fund Information

                          November 30, 1994
                                                                          Funds
                                            Income Fund  Equity Fund    Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance  companies, at
   cost plus accrued interest               $4,828,656   $        -   $4,828,656
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund, at
   market                                            -      948,103      948,103
  Temporary investments, at cost plus
   accrued interest                                 17            9           26
      Total Investments                      4,828,673      948,112    5,776,785

 Contributions and fund transfers
  receivable                                    63,430        6,470       69,900
      Total Assets                           4,892,103      954,582    5,846,685

Less - Liabilities:
 Contributions payable                          33,115        8,247       41,362
      Total Liabilities                         33,115        8,247       41,362

Net Assets Available for Benefits           $4,858,988   $  946,335   $5,805,323

Units of participation                         987,599      103,425

Unit value                                  $     4.92   $     9.15


           (See accompanying Notes to Financial Statements)

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN

       Statement of Changes in Net Assets Available for Benefits With Fund Information

                              Plan Year Ended November 30, 1995
                                                                           UTC                      Funds
                                            Income Fund  Equity Fund   Stock Fund  Global Fund    Combined
Contributions:
 Participants                               $  211,067   $   62,299   $      165   $      252   $  273,783
 Employer                                      583,202      108,649          140          162      692,153
      Total Contributions                      794,269      170,948          305          414      965,936

Investment Income:
 Dividends                                           -            -            8            -            8
 Interest                                      357,080            8            -            -      357,088
      Total Investment Income                  357,080            8            8            -      357,096

Unrealized appreciation of investments               -      345,889          158          109      346,156

Gain on sale of investments                          -        6,617            -            5        6,622

Deduct:
 Cash distributions to participants            622,731      157,352            -            -      780,083
 Earned and unapplied forfeitures               11,643            -            -            -       11,643
      Total Deductions                         634,374      157,352            -            -      791,726

Inter-fund and inter-plan transfers            (92,392)      91,052          447          893            -

Net Increase in Net Assets Available
 for Benefits                                  424,583      457,162          918        1,421      884,084

Net Assets Available for Benefits
 November 30, 1994                           4,858,988      946,335            -            -    5,805,323

Net Assets Available for Benefits
 November 30, 1995                          $5,283,571   $1,403,497   $      918   $    1,421   $6,689,407


                       (See accompanying Notes to Financial Statements)

                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Defined Contribution Retirement Plan (the
Plan) is a defined contribution savings and money purchase plan sponsored by United Technologies Corporation (UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation in the Plan is offered to eligible employees of UTC and certain of its subsidiaries after the employee has completed one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

The employer makes contributions with respect to each participant of an amount up to 3.5 percent of the participant's compensation. In addition, certain participants may elect to contribute, through payroll deductions, between 1 and 9 percent of their total compensation with up to the first 4 percent of each participant's contribution being matched 50 percent by the employer. Participant contributions are fully vested at all times under the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1, 1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25%. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally permitted in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stock of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995 and 1994, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 9 shares of Common Stock of UTC at November 30, 1995.

The Global Fund is invested in almost equal proportion in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

Number of participants in the Plan at year end were as follows:

                                                                 November 30,
                                                               1995         1994
Income Fund                                                     793          961
Equity Fund                                                     273          336
UTC Stock Fund                                                    2            -
Global Fund                                                       1            -

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 22, 1996, indicating that the Plan continues to qualify under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

                                                                November 30,
(Thousands of Dollars)                                        1995          1994
CIGNA                                                  $ 1,576,306  $  1,505,766
Aetna                                                      503,447       529,588
Travelers                                                  437,101       449,496
Prudential                                                 223,870       237,500
Metropolitan Life                                          578,573       437,048
                                                       $ 3,319,297  $  3,159,398

Amount of the contracts allocable to the Plan          $     4,999  $      4,829

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year ended November 30, 1995, are as follows:

(Thousands of Dollars)                                                     UTC
                                                        Equity Fund    Stock Fund   Global Fund
Proceeds from sale of securities                       $     37,210  $     71,256  $     30,878
Cost basis of securities sold                                34,648        61,393        28,803
Gain on sale                                           $      2,562  $      9,863  $      2,075

Amount of gain allocable to the Plan                   $          7  $          -  $          -

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                           November 30, 1995       November 30, 1994
                          Dollars       Units     Dollars       Units
Income Fund            $  445,328      84,389  $   12,489       2,538
Equity Fund                94,605       7,530       3,144         344
UTC Stock Fund                  -           -           -           -
Global Fund                     -           -           -           -

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - FUNDING POLICY

The Corporation funds its obligation to the plan on a monthly basis. At November 30, 1995, the minimum funding requirements under ERISA have been met.


NOTE 7 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment accounts were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund contributions in any whole percentage. Prior to January 1, 1994, investment allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.

On October 1, 1994, the Plan was amended to offer two additional investment choices to eligible participants of certain subsidiaries of UTC. In addition to the two funds previously available, the Plan now allows such participants to invest in the Global Fund and the UTC Stock Fund. Contributions to these funds began effective April 1, 1995.


NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 9 - SUBSEQUENT EVENT

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  May 28, 1996  By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                            Resources Systems
                            United Technologies Corporation